FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2003

                              TAT TECHNOLOGIES LTD.
             (Exact Name of Registrant as specified in its Charter)

                            P.O.BOX 80, GEDERA 70750
                                     ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                         ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
   ----   ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable.


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Item 1. Earnings for the three months and year ended December 31, 2002

On March 25, 2003, TAT Technologies Limited (Nasdaq: TATTF - NEWS, TATWF -
NEWS), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories, mainly used in aircraft, reported a net profit of $944,199 on revenues of $7,147,394 in the fourth quarter ended on December 31, 2002 compared to a net profit of $543,598 on sales of $5,449,851 for the same period of 2001. For the year ended December 31, 2002 the company reported a net profit of $3,589,296 on revenues of $26,280,152 compared to net profit of $2,658,158 on revenues of $25,051,136 for the same period of 2001.

The company's net profit for the year increased by 35% mainly due to a 5% increase in revenues and through improved efficiency in conducting its operations. TAT, together with its subsidiary, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.


                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (AMOUNTS IN THOUSANDS U.S $, UNAUDITED)


                                     Three Months Ended         Year Ended
                                        December 31             December 31
                                    2002          2001         2002       2001
                                      ($)           ($)          ($)      ($)

    Revenues                        7,147         5,450       26,280    25,051
    Gross Profit                    2,420         1,784        9,122     8,127
    R&D Expenses                       54             4          204       257
    Other Income                      (22)           18            9       (1)
    Income from Operations
     before Income Taxes            1,048           542        3,956     2,733
    Net Profit                        944           544        3,589     2,658
    Earnings Per Share               0.21          0.12         0.80      0.59
    Weighed Average Shares
    Outstanding                 4,483,156     4,483,156    4,483,156 4,483,156

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TAT TECHNOLOGIES, LTD.


By: /S/ ISRAEL OFFEN
-----------------------------------
Name:  Israel Offen
Title: Executive Vice President and
          Chief Financial Officer


Date: April 7, 2003

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